Exhibit 99.1

Reitar Logtech Holdings Ltd. Announces Up to US$1.5 Billion Strategic Bitcoin (BTC) Acquisition to Bolster Treasury Reserves and Accelerate Global Logistics Technology Expansion

Hong Kong, June 2, 2025 - Reitar Logtech Holdings Limited (Nasdaq: RITR) (the “Company”), a comprehensive logistics solutions provider and innovator in smart logistics technology, today announced that it is in advanced negotiations regarding a strategic Bitcoin (“BTC”) treasury diversification initiative (the “BTC Program”) with a consortium of institutional investors and high-net-worth individuals with expertise in digital assets (the “BTC Investor”).

Strategic Treasury Enhancement Initiative

The BTC Program, if materialized, would provide the Company with the right to purchase a certain number of BTCs held by the BTC Investor for issuance of a certain number of ordinary shares of the Company to be calculated based on the average price of BTC and the average market price of the Company’s ordinary shares at the relevant time. As of the date of this press release, the number of BTCs involved in the BTC Program was tentatively 15,000, representing a potential transaction value of up to US$1.5 billion1. This initiative is designed to strengthen the Company’s balance sheet while maintaining focus on global logistics technology expansion.

Strategic Benefits and Rationale

The proposed transaction aligns with the Company’s long-term vision to capitalize on the evolving global supply chain ecosystem. Management believes this treasury diversification could provide several strategic benefits including enhanced financial resilience through allocation to a non-correlated digital asset, increased financial flexibility for future strategic acquisitions in logistics technology and automation platforms, and positioning for expansion in high-growth Asian markets where demand for smart logistics infrastructure continues to increase.

The BTC Program will also pave the way for the Company to engage in logistics real estate projects which may involve digital assets in the future by establishing a reserve of digital asset through this initiative and setting up the necessary internal organizational and technical infrastructure for managing such digital assets.

Management Commentary

“This strategic treasury diversification initiative underscores our commitment to maintaining a strong financial foundation while scaling our global logistics technology platform,” said John Chan, Chairman and Chief Executive Officer of Reitar Logtech Holdings Limited. “By exploring Bitcoin treasury allocation, we aim to fortify our financial position while aligning with digital transformation trends in the supply chain industry. This potential initiative provides enhanced flexibility to pursue strategic acquisitions and expand into new markets.”

[1]	Based on an illustrative BTC unit price of US$100,000 and the tentative 15,000 BTC subject to the BTC Program.

Transaction Timeline and Status

The discussions are in advanced stages and the Company anticipates progress in finalizing terms, subject to customary closing conditions, regulatory approvals, and due diligence completion. Further updates will be released as and when appropriate or required.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs.

There can be no assurance that BTC Program would materialize, or any definitive agreement in connection to the BTC Program would be entered into with the BTC Investor or any other parties, or any purchase of BTC would be carried out by the Company pursuant to the BTC Program or otherwise. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results.

About Reitar Logtech Holdings Limited

Reitar Logtech Holdings Limited provides comprehensive logistics solutions by connecting capital partners, logistics operators, and innovative integration and application of logistics technologies through its end-to-end logistics solution business model. The Company integrates smart warehousing, supply chain optimization, and technology solutions across global markets. Its business primarily consists of two segments: (i) asset management and professional consultancy services, and (ii) construction management and engineering design services.

For more information, please contact:

Reitar Logtech Holdings Limited
Phone: +852 2554 5666
Email: info@reitar.io